UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

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SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Persons Filing Statement)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

__________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Security Land & Development Corporation, a Georgia corporation (the “Company”) with the Securities and Exchange Commission on April 21, 2017, as previously amended.  This Solicitation/Recommendation Statement relates to an unsolicited third party tender offer by AB Value Partners, LP, and AB Opportunity Fund, LLC (the “Offerors”) to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of  Security Land & Development Corporation, a Georgia corporation  (the “Company”), at a price equal to $1.75 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase that the Offerors included with a Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2017 as amended on May 3, 2017 (the “AB Offer”).

Item 4. The Solicitation or Recommendation.

(a)   Solicitation or Recommendation.

Additional Background for Board’s Recommendation.

            The Board continues to make no recommendation as to whether any stockholder should tender or refrain from tendering shares. The Board would prefer that, IF a shareholder decides to tender shares, the shareholder tender to the Company rather than in the AB Offer, in order to reduce the number of outstanding shares, thereby increasing the remaining shareholders’ interest in future earnings and capital appreciation of the Company.  Even though the AB Offer would not require the use of the Company’s cash or borrowing capacity to buy shares, the Directors believe that the potential advantages of the reduction in outstanding shares outweigh the risks of higher debt in the Company’s Offer.

            The Board considered whether it should recommend, IF a shareholder decides to tender shares, that the shareholder should tender shares in the AB Offer rather than to the Company, in view of the fact that there is no possibility for proration of shares in the AB Offer (because the bidders have offered to purchase all of our outstanding shares).  The Board chose not to make such a recommendation because the Board believes the possibility of proration in the Company’s offer is so unlikely that it should not be a material factor.  The Board believes it is unlikely that more than 2,000,000 shares will be tendered to the Company, such that it is unlikely that there will be any proration in either offer.

            In determining the small likelihood of proration, the Board noted that there are 5,243,107 shares outstanding, that the Flanagin Family and our directors have stated their intention not to tender 2,737,220 shares and that another shareholder owning 50,000 shares is unlikely to tender since he is involved in the competing AB Offer.  Thus, the Company is effectively offering to purchase 2,000,000 of the remaining 2,455,887 outstanding shares.  Based on the level of response to date (less than one million shares tendered) and the Board’s familiarity with its shareholder list (including the fact that many of the Company’s shareholders cannot be located), the Board sees little chance that more than 2,000,000 shares will be tendered.

            The Board would be willing and able to purchase more than 2,000,000 shares, and would consider amending and increasing the number of shares it is willing to purchase, if it believed there was a realistic possibility that more shares would be tendered.  Further, we reserve the right, in our sole discretion, to increase the number of shares we purchase by an amount that does not exceed 2% of our outstanding shares (another 104,862 shares).  See Section 6. In the unlikely event that more than 2,000,000 shares are tendered, then the Company could increase the number of shares purchased by 104,862 shares.

            For these reasons, the Board determined that it could decrease the number of shares it is offering to purchase to 2,000,000, without reducing the number of shares it realistically expects to be able to purchase and without incurring any realistic chance of proration for tendering shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Security Land & Development Corporation

By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

May 11, 2017

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